November 21, 2024

Arthur Kuan
Chairman and Chief Executive Officer
CG Oncology, Inc.
400 Spectrum Center Drive, Suite 2040
Irvine, CA 92618

       Re: CG Oncology, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 14, 2024
           CIK No. 0001991792
Dear Arthur Kuan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Charles S. Kim